UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number:  001-34205

CUSIP Number: 111412706

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR

                        ☐ Form N-CSR

For Period Ended:   December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Broadvision, Inc. Full Name of Registrant
N/A Former Name if Applicable
1700 Seaport Blvd., Suite 210 Address of Principal Executive Office (Street and Number)
Redwood City, California, 94063 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11‑K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Broadvision, Inc. (the “Company”) has delayed the filing of its Annual Report on Form 10-K for the period ended December 31, 2015 pending completion of a review of information it has recently uncovered regarding potential irregularities relating to a cash account at one of its European subsidiaries.    The Company and its accounting firm are in the process of collecting and reviewing this information and will then determine whether any changes need to be made in its results of certain accounts of its cash balances. Because the Company is in the process of collecting relevant information, the Company does not currently know whether it will be able to file its Annual Report on Form 10-K within the timeframe allowed by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Peter Chu (Name)	650 (Area Code)	331-1000 (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the Annual Report on Form 10-K for the period ended December 31, 2015 (the “Annual Report”) the following operating results for the year ended December 31, 2015:

Revenues.     License revenue from the sales of software licenses for the year ended December 31, 2015 was $4.4 million, down $2.1 million, or 32% from $6.5 million for the year ended December 31, 2014. Maintenance revenue, which is generally derived from maintenance contracts sold with initial customer licenses and from subsequent contract renewals, for the year ended December 31, 2015 was $3.0 million, down $1.1 million, or 27% from $4.1 million for the year ended December 31, 2014.  Consulting revenue, which is generally related to services in connection with our licensed software, for the year ended December 31, 2015 was $2.0 million, down $1.0 million, or 33% from $3.0 million for the year ended December 31, 2014. Total 2015 revenues of $9.4 million were lower compared to total 2014 revenues of $13.6 million, with the decrease mainly resulting from decreased legacy revenue.

Cost of software licenses.   Cost of software licenses includes the net costs of our cloud hosting operation, product media, duplication, packaging, and other manufacturing costs as well as royalties payable to third parties for software that is either embedded in, or bundled and sold with, our products.  Cost of software licenses for the year ended December 31, 2015 was $152,000, up $3,000, from $149,000 for the year ended December 31, 2014. The increase was primarily due to higher usage in our cloud hosting operations.

Cost of services.    Cost of services consists primarily of employee-related costs, third-party consultant fees incurred on consulting projects, post-contract customer support and instructional training services.  We currently expect cost of services for the year ended December 31, 2015 to be approximately $3.3 million, down approximately $1.1 million, or 25% from the $4.4 million reported in the Annual Report for the year ended December 31, 2014. This decrease was mainly due to our overall cost reduction efforts in response to lower revenues.

 Research and development.    Research and development expenses consist primarily of salaries, employee-related benefit costs and consulting fees incurred in association with the development of our products. Research and development expenses for the year ended December 31, 2015 were $7.2 million, down $0.1 million, or 1% from $7.3 million for the year ended December 31, 2014. Our decrease in research and development expenses in 2015 was mainly attributable to lower employee related costs.

Sales and marketing.    Sales and marketing expenses consist primarily of salaries, employee-related benefit costs, commissions and other incentive compensation, travel and entertainment and marketing program-related expenditures such as for collateral materials, trade shows, public relations, advertising and creative services. We currently expect sales and marketing expenses for the year ended December 31, 2015 were approximately $4.9 million, down approximately $0.3 million, or 6% from the $5.2 million reported in the Annual Report for the year ended December 31, 2014.   Sales and marketing expenses in 2015 decreased due to the reduction of employee related costs.

General and administrative.    General and administrative expenses consist primarily of salaries, employee-related benefit costs, provisions and credits related to uncollectible accounts receivable, professional service fees and legal fees.  We currently expect general and administrative expenses for the year ended December 31, 2015 were approximately $3.5 million, down approximately 0.4 million, or 10% from the 3.9 million reported in the Annual Report for the year ended December 31, 2014. Our decrease in general and administrative expenses in 2015 was mainly resulted from lower employee related costs.

Interest income, net.   Net interest income includes interest income on invested funds. We generated $76,000 in interest income for the year ended December 31, 2015 from our cash and cash equivalents as well as short-term investment balances in 2015, up $22,000, or 41%, from $54,000 in interest income for the year ended December 31, 2014.  This increase was primarily due to the interest income resulting from tax refunds received by one of our foreign subsidiary in 2015.

    Other losses, net.   We currently expect our other losses, net was approximately $1.8 million for the year ended December 31, 2015, down approximately $0.2 million, or 10% from the $2.0 million reported in the Annual Report for the year ended December 31, 2014. In 2015 and 2014, other loss, net was primarily a result of unrealized currency rate fluctuations on our Euro assets.

    Provision for income taxes.   We currently have recorded income tax expenses of $29,000 and $157,000 for the years ended December 31, 2015 and 2014, respectively. The tax expenses for 2015 and 2014 were primarily due to the foreign provision and foreign withholding taxes for such years.

Liquidity and capital resources.   As of December 31, 2015, we had $9.6 million of cash and $19.5 million of short-term investments, with no long-term debt borrowings.  The combined cash and short-term investment balances as of December 31, 2015 declined by $8 million compared to such balances as of December 31, 2014.  This decrease was mainly due to net cash used for operating activities, as described in the Consolidated Statement of Cash Flow during year 2015.

Except for the historical statements contained herein, this notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act, including statements regarding the Company’s anticipated financial results and condition and the estimated timing for the filing of the Company’s Annual Report. Actual results could differ materially from these forward-looking statements as a result of certain factors, including, without limitation: the Company’s, or its independent registered public accounting firm’s, inability to complete the work required to file its Annual Report in the timeframe that is anticipated or due to unanticipated changes being required in its reported operating results; as well as other risks detailed in the Company’s filings with the Securities and Exchange Commission, including under the heading “Risk Factors” in the Company’s Quarterly Report on Form 10-Q  for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 16, 2015.  The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this notification.

Broadvision, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2016 By: /s/ Peter Chu

Name: Peter Chu

Title: Chief Financial Officer and Vice President Strategy and Product Management

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).